United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

xx

COMPANY PROCESS NUMBER TYPE OF MEETING DATE OF MEETING ONLINE START DATE RESOLUTION NUMBER 00233-VALE S.A. 448 GENERAL SHAREHOLDER MEETING 4/13/2018 TIME OF MEETING 3/14/2018 ONLINE END DATE SITUATION ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE ACTIVE 10:00:00 4/6/2018 VOTE APPROVE REJECT ABSTAIN APPROVE REJECT ABSTAIN APPROVE REJECT ABSTAIN TYPE OF RESOLUTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION 2 SIMPLE RESOLUTION 2 SIMPLE RESOLUTION 2 SIMPLE RESOLUTION 3 SIMPLE RESOLUTION 3 SIMPLE RESOLUTION 3 SIMPLE RESOLUTION 4 FISCAL COUNCIL ELECTION BY SINGLE GROUP 4 FISCAL COUNCIL ELECTION BY SINGLE GROUP 5 FISCAL COUNCIL ELECTION BY SINGLE GROUP 5 FISCAL COUNCIL ELECTION BY SINGLE GROUP 5 FISCAL COUNCIL ELECTION BY SINGLE GROUP 6 SIMPLE RESOLUTION 6 SIMPLE RESOLUTION 6 SIMPLE RESOLUTION 7 SIMPLE RESOLUTION 7 SIMPLE RESOLUTION 7 SIMPLE RESOLUTION COD CHAPA NAME OF GROUP VOTE TOTAL QUANTITY 419,815,174 354,485 188,758,770 592,979,584 111,451 15,837,394 336,781,987 255,305,326 16,841,116 603,611,749 5,316,680 54,892,360 519,995,774 34,040,295 114,583,373 492,005,165 2,339,891 191,979,877 399,965,357 16,983,195 BRVALEACNOR0 419,815,174 354,485 188,758,770 592,979,584 111,451 15,837,394 336,781,987 255,305,326 16,841,116 603,611,749 5,316,680 54,892,360 519,995,774 34,040,295 114,583,373 492,005,165 2,339,891 191,979,877 399,965,357 16,983,195 1 Controlador/Controlling 1 Controlador/Controlling APPROVE ABSTAIN YES NO ABSTAIN APPROVE REJECT ABSTAIN APPROVE REJECT ABSTAIN

COMPANY PROCESS NUMBER TYPE OF MEETING DATE OF MEETING ONLINE START DATE RESOLUTION NUMBER 00233-VALE S.A. 449 EXTRAORDINARY SHAREHOLDER MEETING 4/13/2018 TIME OF MEETING 3/14/2018 ONLINE END DATE 10:00:00 4/6/2018 VOTE APPROVE ABSTAIN TYPE OF RESOLUTION 1 SIMPLE RESOLUTION 1 SIMPLE RESOLUTION SITUATION ACTIVE ACTIVE TOTAL QUANTITY 609,200,869 1,733,606 BRVALEACNOR0 609,200,869 1,733,606

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 11, 2018		Director of Investor Relations